As filed with the Securities and Exchange Commission on December 2, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SYNAPTICS INCORPORATED
(Name of Subject Company (Issuer))

SYNAPTICS INCORPORATED (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
0.75% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)
87157DAA7 and 87157DAB5
(CUSIP Number of Class of Securities)

Thomas J. Tiernan
President and Chief Executive Officer
3120 Scott Blvd.
Santa Clara, California 95054
(408) 454-5100
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$65,547,886.25	$3,657.57
*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The repurchase price of the 0.75% Convertible Senior Subordinated Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 27, 2009, there was $65,303,000 aggregate principal amount outstanding and $244,886.25 interest due to be paid on December 1, 2009, resulting in an aggregate repurchase price of $65,547,886.25.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,657.57 Filing Party: Synaptics Incorporated Form or Registration No.: SC TO Date Filed: October 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Synaptics Incorporated (the “Company” or “Synaptics”), a Delaware corporation, with respect to the right of each holder (the “Holder”) of the 0.75% Convertible Senior Subordinated Notes due 2024 (the “Notes”) to sell and the obligation of the Company to purchase the Notes (the “Put Option”), as set forth in the Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO.
Amendment No. 1 is the final amendment to Schedule TO.
Item 4. Terms of the Transaction.
Item 4 is hereby amended and supplemented by adding the following:
The Put Option expired at 5:00 p.m., New York City time, on Friday, November 27, 2009. On December 1, 2009, the Company was obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn as of 5:00 p.m., New York City time, on Monday, November 30, 2009, at the option of each holder of Notes. On December 1, 2009, Synaptics accepted for purchase all outstanding Notes that were validly tendered and not withdrawn. Based on final information provided to Synaptics by American Stock Transfer & Trust Company, LLC, the paying agent, $62,998,000 aggregate principal amount of Notes, representing approximately 96.47% of the aggregate principal amount of the outstanding Notes prior to the Put Option, were validly tendered and accepted for purchase in the Put Option, at a purchase price of $1,000 per $1,000 principal amount of Notes. Synaptics made its regularly scheduled interest payment on December 1, 2009. Accordingly, there is no accrued and unpaid interest remaining through the date of purchase. The aggregate consideration for the accepted Notes of $62,998,000 was delivered promptly to tendering holders by the paying agent.
Item 12. Exhibits.
Item 12 is hereby amended and restated as follows:

Exhibit No.	Exhibit Name

(a)(1)(A)*	Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009.

(a)(1)(B)*	Form of Holder Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated October 28, 2009

(b)	Not applicable.

(d)	Indenture, dated as of December 7, 2004, between Synaptics Incorporated and American Stock Transfer & Trust Company relating to the 0.75% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Current Report on Form 8-K as filed with the SEC on December 7, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Synaptics Incorporated.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SYNAPTICS INCORPORATED
Date: December 2, 2009	By:	/s/ Russell J. Knittel
Russell J. Knittel
Executive Vice President

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)*	Company Notice to Holders of 0.75% Convertible Senior Subordinated Notes due 2024, dated October 28, 2009.

(a)(1)(B)*	Form of Holder Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated October 28, 2009

(b)	Not applicable.

(d)	Indenture, dated as of December 7, 2004, between Synaptics Incorporated and American Stock Transfer & Trust Company relating to the 0.75% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Current Report on Form 8-K as filed with the SEC on December 7, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Synaptics Incorporated.

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